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                                                                    Exhibit 99.7
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                          FORM OF LETTER TO BE SENT TO

                              SHAREHOLDERS OF PARK


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                       [LOGO OF PARK NATIONAL CORPORATION]

February 6, 2001

To Our Shareholders:

The Board of Directors of Park National Corporation has unanimously approved Park's acquisition of Security Banc Corporation. The acquisition will be accomplished by the merger of Security into Park. As a result of the merger, Security's three subsidiaries, The Security National Bank and Trust Co., The Citizens National Bank of Urbana and The Third Savings and Loan Company, will become subsidiaries of Park. Security's subsidiaries will continue to serve the communities of Champaign, Clark, Fayette, Greene, Madison and Miami Counties, Ohio as members of the Park family of community banks.

As a result of the merger, each common share of Security (other than those as to which dissenters' rights are perfected under the Ohio General Corporation Law) will be converted into the right to receive approximately .2844 Park common shares. Each Park common share that you hold prior to the merger will continue to be one Park common share after the merger.

We can not complete the merger unless we obtain the necessary government approvals and unless the shareholders of both Park and Security vote to adopt the merger agreement. Park has called a special meeting of our shareholders to vote on the adoption of the merger agreement. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as voting FOR adoption of the merger agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any Park common shares held for you in your broker's name, the effect will be the same as a vote against adoption of the merger agreement. You may, of course, attend the special meeting and vote in person even if you have previously returned your proxy card. The special meeting will be held at The Park National Bank, 50 North Third Street, Newark, Ohio, on March 12, 2001, at 9:00 a.m., local time.

The accompanying joint proxy statement/prospectus provides detailed information about the transaction we are proposing, and it includes the merger agreement as an appendix. WE ENCOURAGE YOU TO READ THE ENTIRE DOCUMENT CAREFULLY. You can find additional information about Security and Park in documents filed with the Securities and Exchange Commission.

We enthusiastically support this combination and join with the other members of our Board of Directors in recommending that you vote in favor of adopting the merger agreement.

                  /s/ William T. McConnell             /s/ C. Daniel DeLawder
                  William T. McConnell                 C. Daniel DeLawder
                  Chairman of the Board                President
                  Park National Corporation            Park National Corporation




     50 North Third Street - Post Office Box 3500 - Newark, Ohio 43058-3500
                     Phone: 740-349-3725 - Fax: 740-349-3765